UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

AmeriServ Financial, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

03074A102

(CUSIP Number)

J. ABBOTT R. COOPER

DRIVER MANAGEMENT COMPANY LLC

1266 E. Main Street

Suite 700R

Stamford, CT 06902

(646) 360-0791

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 29, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03074A102

1	NAME OF REPORTING PERSON

Driver Opportunity Partners I LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		101,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

101,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

101,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 03074A102

1	NAME OF REPORTING PERSON

Driver Management Company LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,377,919
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,377,919
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,377,919
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.1%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 03074A102

1	NAME OF REPORTING PERSON

J. Abbott R. Cooper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,377,919
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,377,919
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,377,919
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.1%
14	TYPE OF REPORTING PERSON

IN

4

CUSIP No. 03074A102

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

The Shares purchased by each of the Partnership and the SMAs were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 101,000 Shares beneficially owned directly by the Partnership is approximately $402,236, including brokerage commissions. The aggregate purchase price of the 1,276,919 Shares beneficially owned directly by the SMAs is approximately $4,949,532, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated as follows:

(a)       Unless otherwise indicated, percentage interest calculations for each Reporting Person are based upon the Issuer having 17,114,617 Shares outstanding as of November 1, 2022, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2022.

Partnership

As of the date hereof, the aggregate number of Shares that Partnership owns beneficially pursuant to Rule 13d-3 of the Act is 101,000 Shares, which constitutes less than 1% of the outstanding Shares.

Driver

As of the date hereof, the aggregate number of Shares held in the SMAs is 1,276,919 Shares. Because of its position as the general partner of Partnership and the investment manager of the SMAs, Driver may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of the 1,377,919 Shares owned in aggregate by the Partnership and held in the SMAs, which constitutes approximately 8.1% of the outstanding Shares. Driver disclaims beneficial ownership of any Shares owned by the Partnership and held in the SMAs except to the extent of its pecuniary interest therein.

Mr. Cooper

As the controlling person of Driver, Mr. Cooper may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of the aggregate 1,377,919 Shares, which constitutes approximately 8.1% of the outstanding Shares. Mr. Cooper disclaims beneficial ownership of any Shares held by Partnership and held in the SMAs except to the extent of his pecuniary interest therein.

(b)       Partnership has the power to vote or direct the vote of, and to dispose or direct the disposition of the Shares owned directly by it.

5

CUSIP No. 03074A102

Driver, as the general partner of Partnership, has the power to vote or direct the vote of, and to dispose or direct the disposition of the Shares owned directly by Partnership. Driver, as the investment manager of the SMAs, has the power to vote or direct the vote of, and to dispose or direct the disposition of the Shares held in the SMAs.

Mr. Cooper, as the controlling person of Driver, may be deemed to have sole power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares owned directly by Partnership and held in the SMAs. Information regarding Mr. Cooper is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.

(c)       The transactions effected by the Reporting Persons since the filing of the Schedule 13D are set forth on Schedule A attached hereto. Except as described in this Schedule 13D and Schedule A attached hereto, to the knowledge of any of the Reporting Persons, no other transactions in the Shares were effected by the Reporting Person or any of the entities or persons named in Item 2 hereto since the filing of the Schedule 13D.

6

CUSIP No. 03074A102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 3, 2023

Driver Opportunity Partners I LP

By:	Driver Management Company LLC
its general partner

By:	/s/ J. Abbott R. Cooper
	Name:	J. Abbott R. Cooper
	Title:	Managing Member

Driver Management Company LLC

By:	/s/ J. Abbott R. Cooper
	Name:	J. Abbott R. Cooper
	Title:	Managing Member

/s/ J. Abbott R. Cooper
J. Abbott R. Cooper

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CUSIP No. 03074A102

SCHEDULE A

Transactions in the Shares of the Issuer Since the Filing of the Schedule 13D

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

DRIVER MANAGEMENT COMPANY LLC

(Through Separately Managed Accounts)

Purchase of Common Stock	2,574	4.0231	12/12/2022
Purchase of Common Stock	14,431	4.0205	12/13/2022
Purchase of Common Stock	14,550	4.0111	12/14/2022
Purchase of Common Stock	1,632	3.9840	12/15/2022
Purchase of Common Stock	2,207	4.0108	12/16/2022
Purchase of Common Stock	100	4.0200	12/29/2022
Purchase of Common Stock	150,000	3.9900	12/29/2022